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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          VESTA INSURANCE GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925391104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925391104                  13G                     PAGE 2 OF 13 PAGES


   1 Name of Reporting Persons. I.R.S. Identification Nos. Of above Persons (Entities Only)

      ALABAMA REASSURANCE COMPANY

   2  Check the Appropriate Box If a Member of a Group (See Instructions)

      (a)
      (b) X

   3  SEC Use Only

   4  Citizenship or Place of Organization

      ALABAMA

                 5  Sole Voting Power
                    1,772,400
   Number of
   Shares        6  Shared Voting Power
 Beneficially       0
   Owned by
Each Reporting   7  Sole Dispositive Power
  Person With       1,772,400

                 8  Shared Dispositive Power
                    0

   9  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,772,400

   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

   11 Percent of Class Represented by Amount in Row (9)

      4.8%

   12 Type of Reporting Person (See Instructions)

      IC

CUSIP No. 925391104                  13G                     PAGE 3 OF 13 PAGES


   1 Name of Reporting Persons. I.R.S. Identification Nos. Of above Persons (Entities Only)

      GREENE GROUP, INC.

   2  Check the Appropriate Box If a Member of a Group (See Instructions)

      (a)
      (b) X

   3  SEC Use Only

   4  Citizenship or Place of Organization

      ALABAMA

                 5  Sole Voting Power
                    0
   Number of
   Shares        6  Shared Voting Power
 Beneficially       1,772,400
   Owned by
Each Reporting   7  Sole Dispositive Power
  Person With       0

                 8  Shared Dispositive Power
                    1,772,400

   9  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,772,400

   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

   11 Percent of Class Represented by Amount in Row (9)

      4.8%

   12 Type of Reporting Person (See Instructions)

      HC

CUSIP No. 925391104                  13G                     PAGE 4 OF 13 PAGES


   1 Name of Reporting Persons. I.R.S. Identification Nos. Of above Persons (Entities Only)

      W. RODNEY WINDHAM

   2  Check the Appropriate Box If a Member of a Group (See Instructions)

      (a)
      (b) X

   3  SEC Use Only

   4  Citizenship or Place of Organization

      UNITED STATES

                 5  Sole Voting Power
                    807.4
   Number of
   Shares        6  Shared Voting Power
 Beneficially       1,772,400
   Owned by
Each Reporting   7  Sole Dispositive Power
  Person With       807.4

                 8  Shared Dispositive Power
                    1,772,400

   9  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,773,207.4

   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

   11 Percent of Class Represented by Amount in Row (9)

      4.8%

   12 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 925391104                  13G                     PAGE 5 OF 13 PAGES


   1 Name of Reporting Persons. I.R.S. Identification Nos. Of above Persons (Entities Only)

      PAUL W. BRYANT, JR.

   2  Check the Appropriate Box If a Member of a Group (See Instructions)

      (a)
      (b) X

   3  SEC Use Only

   4  Citizenship or Place of Organization

      UNITED STATES

                 5  Sole Voting Power
                    1,044,600
   Number of
   Shares        6  Shared Voting Power
 Beneficially       1,772,400
   Owned by
Each Reporting   7  Sole Dispositive Power
  Person With       1,044,600

                 8  Shared Dispositive Power
                    1,772,400

   9  Aggregate Amount Beneficially Owned by Each Reporting Person

      2,817,000

   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

   11 Percent of Class Represented by Amount in Row (9)

      7.7%

   12 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 925391104                  13G                     PAGE 6 OF 13 PAGES


   1 Name of Reporting Persons. I.R.S. Identification Nos. Of above Persons (Entities Only)

      SCOTT M. PHELPS

   2  Check the Appropriate Box If a Member of a Group (See Instructions)

      (a)
      (b) X

   3  SEC Use Only

   4  Citizenship or Place of Organization

      UNITED STATES

                 5  Sole Voting Power
                    4,500
   Number of
   Shares        6  Shared Voting Power
 Beneficially       1,772,400
   Owned by
Each Reporting   7  Sole Dispositive Power
  Person With       4,500

                 8  Shared Dispositive Power
                    1,772,400

   9  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,776,900

   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

   11 Percent of Class Represented by Amount in Row (9)

      4.8%

   12 Type of Reporting Person (See Instructions)

      IN

ITEM 1.

(a)      Name of Issuer:                           Vesta Insurance Group, Inc.

(b)      Address of Issuer's Principal
         Executive Offices:                        3760 River Run Drive
                                                   Birmingham, Alabama 35243

ITEM 2.

         This Amendment No. 2 to Schedule 13G (this "Statement") is filed on behalf of Alabama Reassurance Company, Greene Group, Inc., W. Rodney Windham, Paul W. Bryant, Jr., and Scott M. Phelps (referred to individually as "Filing Person" and collectively as the "Filing Persons").

(a), (b) and (c)


Name                                        Principal Address                   Citizenship

Alabama Reassurance Company                 P.O. Box 020152                             N/A
                                            Tuscaloosa, Alabama 35402

Greene Group, Inc.                          P.O. Box 020152                            N/A
                                            Tuscaloosa, Alabama 35402

W. Rodney Windham                           P.O. Box 020152                    United States
                                            Tuscaloosa, Alabama 35402

Paul W. Bryant, Jr.                         P.O. Box 020152                     United States
                                            Tuscaloosa, Alabama 35402

Scott M. Phelps                             P.O. Box 020152                    United States
                                            Tuscaloosa, Alabama 35402

(d)      Title of Class of Securities:  Common Stock, par value $0.01 per share

(e)      CUSIP Number:                  925391104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

(a)      [ ]      Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

(b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

(c)      [ ]      Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

(d)      [ ]      Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [ ]      An investment adviser in accordance with
                  ss. 240.13d-1(b)(1)(ii)(E).

(f)      [ ]      An employee benefit plan or endowment fund in accordance
                  with ss. 240.13d-1(b)(1)(ii)(F).

(g)      [ ]      A parent holding company or control person in accordance
                  with ss. 240.13d-1(b)(1)(ii)(G).

(h)      [ ]      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 18130).

(i)      [ ]      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

(j)      [ ]      Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.  OWNERSHIP.

         This Statement relates to shares of common stock, par value $0.01 per share (the "Vesta Shares") of Vesta Insurance Group, Inc., a Delaware corporation ("Vesta"), whose principal executive offices are located at 3760 River Run Drive, Birmingham, Alabama 35243. This Statement is being filed on behalf of certain investors who have invested in the Vesta Shares (referred to individually as a "Filing Person" and collectively as the "Filing Persons") because the Filing Persons may be deemed, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") but not otherwise, to be a group by virtue of the relationships among such Filing Persons. Each of the Filing Persons disclaims beneficial ownership of the Vesta Shares owned by any other Filing Person and disclaims membership in a Section 13(d)(3) group.

         The relationships among the Filing Persons are as follows: Alabama Reassurance Company is a wholly-owned subsidiary of Greene Group, Inc. Paul W. Bryant, Jr. is the majority shareholder, the President and a director of Greene Group, Inc. and is the Chairman of the Board and a director of Alabama Reassurance Company. Scott M. Phelps is Vice President and a director of Greene Group, Inc. and the President and a director of Alabama Reassurance Company. W. Rodney Windham is Vice President of Alabama Reassurance Company and a director of Greene Group, Inc. Greene Group, Inc. has indirect ownership of the Vesta Shares held by Alabama Reassurance Company as a result of its ownership of one hundred percent of the capital stock of Alabama Reassurance Company.

         Pursuant to ss. 628.461(b), Florida Statutes, the Filing Persons have filed a Disclaimer of Affiliation and Control affidavit and a notice of the acquisition of greater than five percent (5%) of the outstanding Vesta Shares with the Florida Department of Insurance on October 16, 2002. The Filing Persons may make additional purchases of Vesta Shares at their discretion from time to time without making additional filings with the Florida Department of Insurance, so long as such purchases do not result in the Filing Persons owning, in the aggregate, ten percent (10%) or more of the issued and outstanding Vesta Shares.

         The Filing Persons beneficially own an aggregate amount of 2,822,307.4 Vesta Shares, for an aggregate percent of class of 7.7%. This percentage was calculated by using a total number of outstanding Vesta Shares of 36,678,060 as of November 12, 2003, as reflected in Vesta's Form 10-Q for the quarterly period ended September 30, 2003. Each individual Filing Person beneficially owns Vesta Shares in the following amounts:

Alabama Reassurance Company:

(a)      Amount beneficially owned: See Item 9 on Cover Pages.

(b)      Percent of class: See Item 11 on Cover Pages.

(c)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Greene Group, Inc.:

(a)      Amount beneficially owned: See Item 9 on Cover Pages.

(b)      Percent of class:  See Item 11 on Cover Pages.

(c)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Includes 1,772,400 shares beneficially owned by Alabama Reassurance Company, its wholly-owned subsidiary.

W. Rodney Windham:

(a)      Amount beneficially owned: See Item 9 on Cover Pages.

(b)      Percent of class: See Item 11 on Cover Pages.

(c)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Paul W. Bryant, Jr.:

(a)      Amount beneficially owned: See Item 9 on Cover Pages.

(b)      Percent of class: See Item 11 on Cover Pages.

(c)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Mr. Bryant is the majority shareholder of Greene Group, Inc., and his share ownership includes 1,772,400 shares indirectly beneficially owned by Greene Group, Inc. through Alabama Reassurance Company.

Scott M. Phelps:

(a)      Amount beneficially owned: See Item 9 on Cover Pages.

(b)      Percent of class: See Item 11 on Cover Pages.

(c)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2 and Exhibit 1 attached hereto.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

         EXHIBIT 1 Agreement Pursuant to Rule 13d-1(k)(1)

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 27, 2004                  ALABAMA REASSURANCE COMPANY


                                        By: /s/ SCOTT M. PHELPS
                                            -----------------------------------
                                            Name: Scott M. Phelps
                                            Title:


                                        GREENE GROUP, INC.


                                        By: /s/ SCOTT M. PHELPS
                                            -----------------------------------
                                            Name: Scott M. Phelps
                                            Title:


                                                          *
                                        ---------------------------------------
                                                   W. Rodney Windham


                                                          *
                                        ---------------------------------------
                                                   Paul W. Bryant, Jr.


                                                  /s/ SCOTT M. PHELPS
                                        ---------------------------------------
                                                    Scott M. Phelps


* By: /s/ SCOTT M. PHELPS
     ----------------------------
          Scott M. Phelps
          Attorney-in-Fact

                                   EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13D-1(K)(1)

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G to which this Agreement is attached as Exhibit 1 is filed on behalf of each of us. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.


Dated: January 27, 2004                 ALABAMA REASSURANCE COMPANY


                                        By: /s/ SCOTT M. PHELPS
                                            -----------------------------------
                                            Name: Scott M. Phelps
                                            Title:


                                        GREENE GROUP, INC.


                                        By: /s/ SCOTT M. PHELPS
                                            -----------------------------------
                                            Name: Scott M. Phelps
                                            Title:


                                                          *
                                        ---------------------------------------
                                                   W. Rodney Windham


                                                          *
                                        ---------------------------------------
                                                   Paul W. Bryant, Jr.


                                                  /s/ SCOTT M. PHELPS
                                        ---------------------------------------
                                                    Scott M. Phelps


* By: /s/ SCOTT M. PHELPS
     ----------------------------
          Scott M. Phelps
          Attorney-in-Fact